TEVA ANNOUNCES POSITIVE RESULTS FOR TEV-48125 IN PHASE IIb CHRONIC MIGRAINE STUDY MEETING
PRIMARY AND SECONDARY ENDPOINTS

Both high and low dose TEV-48125 demonstrated significant reduction in number of headache hours and headache days in patients.
Data establishes proof of concept as the first anti-CGRP study in chronic migraine patients to report.

Jerusalem, 24 February, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) (“Teva”) announced today positive results from a Phase IIb study evaluating the efficacy, safety and tolerability of two doses of subcutaneous TEV-48125, an investigational anti-calcitonin gene-related peptide (CGRP) monoclonal antibody for the prevention of chronic migraine (migraine with headaches on at least 15 days per month).

The study compared two active arms of different doses of TEV-48125, administered as a subcutaneous injection, once a month for three months, against placebo. Results demonstrated that both tested doses of TEV-48125 achieved the primary and secondary efficacy endpoints of the study at one and three months. The data revealed a significant and clinically relevant reduction in both the number of monthly cumulative headache hours, and the number of headache days of at least moderate severity, relative to baseline.

In this study no important safety or tolerability concerns were identified. The adverse event profile for TEV-48125 appeared similar to placebo and supportive of previous Phase I safety data. Of the adverse events reported, mild, transient injection site discomfort and redness was infrequent but higher than that observed in the placebo group. No serious treatment-related adverse events were seen.

“For the first time in chronic migraine, there is clinical data on the positive role of calcitonin gene-related peptide signaling disruption using a monoclonal antibody” said Marcelo E. Bigal, Teva’s Head of Global Clinical Development for Migraine and Headaches.

“Chronic migraine is a challenging, complex and highly debilitating condition that desperately needs effective new treatment options” said Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer. “These results in support of TEV-48125 take us a step closer to realizing the potential of the anti-CGRP ligand-based approach for millions of women and men who suffer from chronic migraine.”

Full results from the study will be presented at a forthcoming meeting and will be submitted to a peer-reviewed journal for publication.

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About the Study

The study was a multicenter, randomized, double-blind, double-dummy, placebo-controlled, parallel group, multi-dose study comparing TEV-48125 with placebo. Following a 28 day run-in period, qualifying patients were randomized to one of three treatment arms receiving high dose TEV-48125, low dose TEV-48125 or placebo, given subcutaneously once a month for three months. 261 patients were included in the trial, 172 receiving TEV-48125

Subjects had their headache and health information captured daily during the entire study, using an electronic headache diary system. The study was conducted in approximately 60 centers in the USA.

About TEV-48125

TEV -48125 (formerly LBR-101/ RN-307) is a monoclonal antibody that binds to calcitonin gene-related peptide (CGRP), a well-validated target in migraine. CGRP signaling may be disrupted by targeting the ligand itself or its receptor.

Teva’s approach targets the ligand, allowing for some CGRP signaling during therapy. This avoids the potential effects of a long-term total disruption to the normal physiological functions of the CGRP system – which are unknown.

TEV-48125 is being developed for two distinct migraine indications; chronic migraine and high frequency episodic migraine. Data from a Phase IIb study, evaluating TEV-48125 in the preventive treatment of high frequency episodic migraine, is expected to report in the second quarter of 2015.

TEV-48125 successfully completed five Phase I trials with 94 healthy volunteers. Results were published in Cephalalgia, the official journal of the International Headache Society, in December 2013, and presented at the 2014 annual meeting of the American Academy of Neurology. Most treatment-related adverse events were mild, transient and resolved spontaneously.

About Chronic Migraine:

Approximately 3.2 million Americans, mostly women, suffer from Chronic Migraine*. Chronic migraine is characterized by headaches on at least 15 days per month. Chronic migraine patients are often referred to as the ‘invisible population’ due to the isolating nature of the condition, where patients are left, in many cases, effectively house-bound.

The World Health Organization (WHO), listed chronic migraine as 4th in a table of disabling conditions. This ranked it in the same disability class as quadriplegia, acute psychosis and dementia, and more disabling than blindness, paraplegia, angina or rheumatoid arthritis.**

Chronic migraine imposes a considerable burden on patients, magnified by the paucity of approved treatment options for this condition. More than one in four of all migraineurs are candidates for preventive therapy, and a substantial proportion of those who might benefit from prevention do not receive it.* Consequently, the prophylactic treatment of chronic migraine continues to present considerable challenges, and there remains a significant medical need for new, safe and effective migraine prophylaxis options.
About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
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